Exhibit 99

MI Developments Inc.
455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS INC.

ANNUAL MEETING OF SHAREHOLDERS REPORT OF VOTING RESULTS

Tuesday, May 11, 2004

CLASS A SUBORDINATE VOTING SHARES

(a)	the Ordinary Resolution approving and ratifying the Incentive Stock Option Plan	Voted FOR

(b)	the election of Barry Byrd, William G. Davis, Philip Fricke, Manfred Jakszus, Frank Stronach and Brian Tobin as directors of the Corporation	Voted FOR

(c)	the reappointment of Ernst & Young LLP as the Auditor of the Corporation, based on the recommendation of the Audit Committee of the Board of Directors, and authorizing the Audit Committee to fix the Auditor's remuneration	Voted FOR

CLASS B SHARES

(a)	the Ordinary Resolution approving and ratifying the Incentive Stock Option Plan	Voted FOR

(b)	the election of Barry Byrd, William G. Davis, Philip Fricke, Manfred Jakszus, Frank Stronach and Brian Tobin as directors of the Corporation	Voted FOR

(c)	the reappointment of Ernst & Young LLP as the Auditor of the Corporation, based on the recommendation of the Audit Committee of the Board of Directors, and authorizing the Audit Committee to fix the Auditor's remuneration	Voted FOR

MI DEVELOPMENTS INC.
Date: May 11, 2004
	By:	/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Secretary and General Counsel